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davidhearth@paulhastings.com

November 20, 2015	92937.00006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Asen Parachkevov

Attorney Adviser

Re:	TCW Alternative Funds (the “Trust” or “Registrant”)

File Nos.: 333-201676 and 811-23025

Dear Mr. Parachkevov:

This letter responds to your comments communicated to the undersigned by telephone on August 31, 2015, with respect to Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Registration Statement”) of the Trust made for the purpose of registering shares of six new series of the Trust (the “Funds”), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2015 (SEC Accession No. 0001193125-15-254906), with respect to which Post-Effective Amendment No. 3 was filed on September 25, 2015 to designate a new effective date of October 29, 2015, and with respect to which Post-Effective Amendment No. 4 was filed on October 28, 2015 to designate a new effective date of November 27, 2015 pursuant to rule 485(b) under the 1940 Act. Please note that the Trust has determined not to launch the TCW/Carlyle Tactical Fund, the TCW/Carlyle Trend Following Fund and the TCW/Carlyle Absolute Return Fund at this time. The comments related to those Funds are reflected below but these three Funds have been removed from Post-Effective Amendment No. 5.

The Registrant’s responses to your comments are reflected below. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

General

Comment 1. One proposed Fund, the TCW/Carlyle Liquid Tactical Fund, should not use the term “liquid” in its name given that it is not a money market fund or otherwise would seek to be in compliance with Rule 2a-7 under the 1940 Act.

Response 1. Comment accepted. In the event that the Registrant chooses to re-file for this Fund, the name will be changed.

November 20, 2015

Comment 2. The prospectus summary for each Fund states under the principal strategy section that it may invest up to 15% of its net assets in illiquid securities. If a type of investment is expected to normally exceed 10% of a Fund’s net assets then it would be considered to be a principal strategy. That section of the prospectus should contain a more definitive statement about whether each Fund is expected to invest in illiquid securities as part of its principal investment strategy.

Response 2. Comment accepted. The Registrant has moved that disclosure to Item 9 for each Fund, as investments in illiquid securities are not expected to be a principal strategy.

Comment 3. With respect to the TCW/Gargoyle Hedged Value Fund, please clarify whether the non-U.S. issuers in which the Fund will invest will be direct listings on U.S. exchanges or ADRs. Please conform the risk factor accordingly.

Response 3. Comment accepted. The Registrant will revise the disclosure with respect to that fund to provide the requested clarification.

Comment 4. With respect to the TCW/Gargoyle Dynamic 500 Fund, the staff has the following comments:

(a) The fee and expense table is not complete and more comments may be issued with respect to the information used to complete that table.

(b) That Fund’s principal investment strategy states that it buys or gains exposure to the S&P 500 stock index without explaining how it gains that exposure, such as through investments in derivatives.

(c) Please also explain in plain English what is meant by selling out of the money options. Please conform the principal risk disclosure section as needed based on revisions to the principal strategy section.

Response 4. Comment accepted. The Registrant has completed the fee and expense table and has revised the principal strategy and risk sections to address the comments stated above.

Comment 5. With respect to the TCW/Gargoyle Systemic Value Fund, please conform the disclosure to comments given elsewhere. The staff has the following comments:

(a) Please confirm that the expense example will be calculated so that the net expenses would apply only through the contractual term of the expense limitation. The current draft footnote to the fee and expense table states that the limitation extends only until October 31, 2016, which would not cover the entire three-year period of the example.

November 20, 2015

(b) To the extent this Fund would invest in derivatives as part of its principal strategy like the Registrant’s other Funds, please disclose which types of derivatives would be used without resorting to a laundry list of possible derivatives that would not be consistent with the SEC staff’s prior guidance (in Release No. IC-29776, Aug. 31, 2011). Please apply this comment, as applicable, to the Registrant’s other Funds.

Response 5. Comment accepted. The Registrant confirms that is has calculated the example based on the term of the expense limitation agreement, which is less than the three-year period shown in the example. In addition, derivatives are not expected to represent a material strategy of this Fund, but the comment about derivatives disclosure will be applied to the Registrant’s other Funds as requested, if applicable.

Comment 6. With respect to the TCW High Dividend Equities Long/Short Fund, the staff has the following comments:

(a) Please disclose what is meant by the phrase “high dividend” for purposes of the 80% test in Rule 35d-1 under the 1940 Act.

(b) Please also explain how that 80% test is applied to holdings of derivative instruments. Is it based on the mark-to-market value of those holdings?

(c) Please explain how that same 80% test is applied to short positions. If a short sale is not maintained at all times, and the Fund has a high cash position, how could it comply with the 80% test?

(d) In addition, the principal risk section refers to investments in other investment companies, including ETFs and REITs. Please confirm that these types of investments would constitute a principal strategy by typically representing 10% or more of the Fund’s portfolio.

Response 6. Comment accepted. The Registrant has revised its disclosure to address the application of the 80% test with respect to the items noted. The Registrant also confirms that it expects pooled investment companies or vehicles such as those described (ETFs, REITs, and BDCs) to normally represent at least 10% of the Fund’s net assets.

Comment 7. With respect to the TCW/Carlyle Liquid Tactical Fund, the comments provided also apply to its controlled foreign corporation or “CFC” subsidiary. Please confirm the following:

(a) the Fund and the CFC will separately comply with the Sections 8 and 18 of the 1940 Act and on a consolidated basis;

(b) there will be put in place a separate advisory contract for the CFC that meets the procedural and other requirements of Section 15 of the 1940 Act;

November 20, 2015

(c) the CFC will meet the requirements of Section 17 of the 1940 Act, and its custodian will be identified in the registration statement for the Fund;

(d) the tax disclosure for the Fund will disclose that the Fund has not received a private letter ruling or “PLR” with respect to the CFC and its proposed investments;

(e) the Fund and the CFC will be consolidated for financial statement reporting purposes under GAAP;

(f) the board of directors of the CFC will allow service of process on the CFC in the United States, and inspection by the SEC in the United States of the CFC’s books and records under Section 31 of the 1940 Act.

Response 7. Comment accepted. In the event that the Registrant chooses to re-file for this Fund, we hereby confirm, on behalf of the Registrant, all of items (a) through (f) above.

Comment 8. With respect to the TCW/Carlyle Liquid Tactical Fund, the staff has the follow comments:

(a) The strategy is not expressed clearly in plain English. Please revise the description of the strategy to make it more understandable, and remove the laundry list of potential investments to include only those likely to be included in the Fund’s assets.

(b) With respect to the asset allocation among types of investments, please clarify which assets are most likely to be included in that allocation rather than using a catch-all description.

(c) Because of the expected investments in illiquid securities, please explain how the liquidity of derivatives will be determined.

Response 8. Comment accepted. In the event that the Registrant chooses to re-file for this Fund, the disclosure will be revised to make it more understandable and to limit the listed types of investments to those most likely to be included in the Fund’s portfolio. The liquidity of derivatives will be determined consistently with the Registrant’s liquidity policy for all investments by the Funds. Liquidity will be based on the ability of the Fund to dispose of some portion of the investment and realize proceeds within the period required under Section 22(e) at approximately the value at which the Fund has priced the holding, either through a liquid market or other mechanisms.

November 20, 2015

Comment 9. With respect to the TCW/Carlyle Trend Following Fund, the staff has the following comments:

(a) Please provide a more precise description of the four key asset classes to be used by this Fund rather than the more generic terms, equity, fixed income, currency and commodity instruments.

(b) Please disclose how the liquidity of instruments will be determined, particularly with respect to derivative instruments.

(c) Please explain what is meant by persistence of trends or momentum.

(d) Please consider whether to describe the strategy as a type of dynamic asset allocation.

(e) Please confirm that any investments in securities or instruments issued by affiliated entities will be in compliance with the limits of Section 12(d) of the 1940 Act.

(f) Does short sale risk need to be listed as a principal risk given that it does not appear to be a principal strategy for the Fund?

(g) Foreign securities risk also is listed as a principal risk but is not disclosed as a principal strategy.

Response 9. Comment accepted. In the event that the Registrant chooses to re-file for this Fund, the disclosure will be revised with respect to the specified asset classes to be more precise. The liquidity of derivatives will be determined consistently with the Registrant’s liquidity policy for all investments by the Funds. Liquidity will be based on the ability of the Fund to dispose of some portion of the investment and realize proceeds within the period required under Section 22(e) at approximately the value at which the Fund has priced the holding, either through a liquid market or other mechanisms. The Registrant will also revise the description of the strategy to make it more understandable and to refer to its asset allocation features. The Registrant confirms that any investments in affiliated entities would be in compliance with Section 12(d) of the 1940 Act. The Registrant will remove risk factors related to short sales and foreign securities in the absence of a related principal strategy.

Comment 10. With respect to the TCW/Carlyle Absolute Return Fund, please describe any limits this fund will apply with respect to its investments in affiliated funds. Also, please confirm that its investments in any affiliated fund will comply with Section 12(d) of the 1940 Act.

Response 10. Comment accepted. In the event that the Registrant chooses to re-file for this Fund, the disclosure will be revised to note to extent to which there are any limits on its investment in the affiliated funds. The Fund will also comply with the limits under Section 12(d) for investments in other funds, including the flexibility allowed under related Rule 12d1-2.

November 20, 2015

Comment 11. With respect to all the Funds, the risk disclosures related to investments and strategies for derivatives are more generic than the range of types of derivative investments and related strategies. Consider adding more specific risk disclosure to fully address the range of derivatives and related strategies to be used by the Funds.

Response 11. Comment accepted. The Registrant has revised the risk disclosure as suggested.

Comment 12. For the biographical information of the portfolio managers from the subadviser CLMS, please confirm the full required five years of information is provided and add any needed information.

Response 12. Comment accepted. In the event that the Registrant chooses to re-file for these Funds, the Registrant confirms that biographical information will be provided for the required period, and will add dates where needed to clarify that a full five years has been provided.

Comment 13. Given that the net asset value calculation for the Funds will involve other investment companies, derivatives and foreign holdings, please supplementally explain the extent to which the Registrant expects to use fair valuation for holdings rather than market quotations.

Response 13. The Registrant expects to obtain substantially all of the valuations for its portfolio holdings from a pricing service, which will be based predominantly on market quotations or on broker quotations. The Registrant does not expect to use fair valuation prices or adjustments under normal circumstances.

* * * * *

The Registrant hereby acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Registrant may not assert the staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 20, 2015

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Sincerely,

/s/ David A. Hearth
David A. Hearth for PAUL HASTINGS LLP

cc:	Patrick W. Dennis, Vice President and Assistant Secretary

Meredith Jackson, Senior Vice President and Secretary